EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
PharMerica Corporation:

We consent to the use of our report dated February 28, 2014 with respect to the consolidated financial statements as of December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013 and the effectiveness of internal control over financial reporting as of December 31, 2013 incorporated by reference herein.

Our report dated February 28, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, contains an explanatory paragraph that states management has excluded the 2013 acquisitions from its assessment of internal control over financial reporting as of December 31, 2013 and that we have excluded the 2013 acquisitions from our audit of internal control over financial reporting.

/s/ KPMG LLP

Louisville, Kentucky
May 15, 2014